UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January, 2009

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Material Event

Santiago, January 29, 2009
Mr.
Guillermo Larraín Ríos
Chairperson
Securities and Insurance Agency
Libertador Bernardo O'Higgins Av. 1449
Santiago – RM
CHILE

Dear Mr. Larraín:
This communication is made in compliance of rules contained in article 9th and second paragraph of article 10th of law No. 18,045, and paragraph 2.2 of Section II of General Rule No. 30 of your agency. The information contained herein is delivered purporting a timely, complete and accurate disclosure of events and information relating to Distribución y Servicio D&S S.A. (“D&S”), its businesses and/or the securities issued by D&S, which are under a tender offer, at the moment that the fact happened or at the knowledge of D& S. The information disclosed herein below shall be deemed relevant information by any knowledgeable person in the conducting of his/her investment decisions.

In merit of the foregoing statement, I hereby inform you under the character of a MATERIAL EVENT, that in the ordinary session held today, 29 of January of 2009, took place the following changes in the board of directors, the committee of directors and the management of D&S:

1. The director Mrs. Verónica Edwards Guzmán and the directors Mr. Jonny Kulka Fraenkel, Fernando Larraín Cruzat, Francisco Gana  Eguiguren and Felipe Larraín Bascuñán, have resigned to the board of directors. Mrs. Verónica Edwards Guzmán and Mr. Jonny Kulka Fraenkel, Fernando Larraín Cruzat and Francisco Gana Eguiguren resigned personally in the act of the director meeting. Mr. Felipe Larraín Bascuñán presented its resignation by letter sent to the president of the board, Mr. Felipe Ibáñez Scott.

2. The Board proceeded to substitute the directors resigned, and to designate a new member for the vacancy left by Mr. Hans Eben Oyanedel due to his resignation on July 24, 2008, according to the following order and voting:

 • Replacing Mr. Felipe Larraín Bascuñán, the board of directors designated as a director to Mr. Craig Herkert. The agreement of the designation of the new member was adopted by the unanimity of the present directors, the agreement was adopted in conformity with the vote of the director Mrs. Verónica Edwards Guzmán and the directors Mr. Felipe Ibáñez Scott, Nicolás Ibáñez Scott, Francisco Gana Eguiguren, Fernando Larraín Cruzat, Jonny Kulka Fraenkel and Alberto Eguiguren Correa

• On behalf the vacancy left in his opportunity by the resignation of Mr.Hans Eben Oyanedel, the board of directors designated as a director to Mr. José Hernandez. The agreement of designation of the indicated member was adopted by the unanimity of the present directors, agreement that was adopted in conformity with the vote of the director Mrs. Verónica Edwards Guzmán and the directors Mr. Felipe Ibáñez Scott, Craig Herkert, Nicolás Ibáñez Scott, Francisco Gana Eguiguren, Fernando Larraín Cruzat, Jonny Kulka Fraenkel and Alberto Eguiguren Correa.

• Replacing Mr. Francisco Gana Eguiguren, the board of directors designated as a director to Mr. Héctor Núñez. The agreement of designation of the indicated member was adopted by the unanimity of the present directors, agreement that was adopted in conformity with the vote of the director Mrs. Verónica Edwards Guzmán and the directors Mr. Felipe Ibáñez Scott, Craig Herkert, Nicolás Ibáñez Scott, José Hernandez, Fernando Larraín Cruzat, Jonny Kulka Fraenkel and Alberto Eguiguren Correa.

• Replacing Mrs. Verónica Edwards Guzmán, the board of directors designated as a director to Mr. Ezequiel Gómez Berard. The agreement of designation of the indicated member was adopted by the unanimity of the present directors, agreement that was adopted in conformity with the vote of the directors Mr. Felipe Ibáñez Scott, Craig Herkert, Nicolás Ibáñez Scott, José Hernandez, Héctor Núñez, Fernando Larraín Cruzat, Jonny Kulka Fraenkel and Alberto Eguiguren Correa.

• Replacing Mr. Fernando Larraín Cruzat, the board of directors designated as a director to Mr. Wyman Atwell. The agreement of designation of the indicated member was adopted by the unanimity of the present directors, agreement that was adopted in conformity with the vote of the directors Mr. Felipe Ibáñez Scott, Craig Herkert, Nicolás Ibáñez Scott, José Hernandez, Héctor Núñez, Ezequiel Gómez Berard, Jonny Kulka Fraenkel and Alberto Eguiguren Correa.

• Replacing Mr. Jonny Kulka Fraenkel, the board of directors designated as a director to Mr. Jorge Gutiérrez Pubill. The agreement of designation of the indicated member was adopted by the unanimity of the present directors, agreement that was adopted in conformity with the vote of the directors Mr.Felipe Ibáñez Scott, Craig Herkert, Nicolás Ibáñez Scott, José Hernandez, Héctor Núñez, Ezequiel Gómez Berard, Wyman Atwell and Alberto Eguiguren Correa.

3. As a result of the changes indicated before, the board of directors of D&S was constituted by Mr. Felipe Ibáñez Scott, Craig Herkert, Nicolás Ibáñez Scott, José Hernandez, Héctor Núñez, Ezequiel Gómez Berard, Wyman Atwell, Alberto Eguiguren Correa and Jorge Gutiérrez Pubill.

4. By agreement of the board of directors, adopted unanimously according to the conformation indicated before, Mr. Felipe Ibáñez Scott was designated as the President of the board and Mr. Craig Herkert as the Vice-president of the same board.

5. By agreement of the board of directors, adopted unanimously according to the conformation indicated before, and attending the resignation of Mr. Fernando Larraín Cruzat and Mr. Francisco Gana Eguiguren, have proceed to designate members for the committee of directors of D&S to Mr. Wyman Atwell and José Hernandez, who in addition with Alberto Eguiguren Correa, have form the committee of directors that is mention in the article 50 bis of Law 18,046 of traded companies. The committee of directors of D&S thus conformed does not count with independent members according to the applicable legal dispositions.

6. By agreement of the board of directors, adopted unanimously according to the conformation indicated before, have proceeded to the designation of the following people in the executive positions of the company and their subsidiaries as it is indicated:

• Mrs. Debra Layton, Commercial Officer of D&S S.A., subsidiary of D&S. The position indicated before was created next to the designation of Mrs. Layton.

• Mr. Gonzalo Gebara, Integration Officer of D&S. The position indicated before was created next to the designation of Mr. Gebara.

• Mr. Mauricio Castro Wright, Hypermarket Format Officer of Comercial D&S S.A., subsidiary of D&S. The position indicated before was vacancy.

• Mr. Mario Medina, Corporate Chief Financial Officer of D&S.

D&S would like to indicate its deep gratefulness to Mrs. Verónica Edwards Guzmán and to Mr. Jonny Kulka Fraenkel, Mr. Fernando Larraín Cruzat, Mr. Francisco Gana Eguiguren and Mr. Felipe Larraín Bascuñán for its valuable contribution to the company during the time in which they work as a director.

Kindly,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

cc. Santiago Stock Exchange
Electronic Stock Exchange of Chile
Valparaíso Stock Exchange
Risk Rating Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: January 30, 2009